UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29761/August 24, 2011

| | |
|---|---|
| In the Matter of | : |
| | : |
| WELLS FARGO FAMILY OFFICE MASTER FUND, LLC | : |
| 333 Market St, 29<sup>th</sup> Floor | : |
| MAC A0119-291 | : |
| San Francisco, CA 94105 | : |
| | : |
| (811-22514) | : |
| | : |

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Wells Fargo Family Office Master Fund, LLC filed an application on May 23, 2011, and amended on July 15, 2011, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On July 29, 2011, a notice of filing of the application was issued (Investment Company Act Release No. 29739). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.


Elizabeth M. Murphy
Secretary